UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For October 2024
Commission File Number:  1-34513

CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4100, 225 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  October 31, 2024

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Christine D. Lee
	Name:	Christine D. Lee
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated October 31, 2024

99.2	Management’s Discussion and Analysis dated October 30, 2024 for the period ended September 30, 2024

99.3	Interim Consolidated Financial Statement (unaudited) for the period ended September 30, 2024

99.4	Form 52-109F2 Full Certificate, dated October 30, 2024, of Jonathan M. McKenzie, President & Chief Executive Officer

99.5	Form 52-109F2 Full Certificate, dated October 30, 2024, of Karamjit S. Sandhar, Executive Vice-President & Chief Financial Officer